Exhibit 99.1

Blue Gold Provides Update on Cayman Islands Court Ruling in Shareholder Litigation

NEW YORK, NY, May 15, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced a ruling from the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) addressing certain preliminary issues in ongoing litigation relating to the Company’s 2025 business combination with Perception Capital Corp. IV, a special purpose acquisition company.

The Court’s ruling provides clarification on the interpretation of the Company’s Articles of Association in the context of the business combination and confirms that any modification to the rights of the relevant shareholder class must be effected in accordance with the procedures set out in those Articles. The Court concluded that the proposed amendments cannot be implemented at this stage. As the decision addresses preliminary issues only, with a number of substantive matters reserved for determination at trial, the Court ordered that the existing interim injunction, which prevents the Company from proceeding with the EGM to alter its Articles of Association, remain in place pending final resolution of the outstanding matters at trial.

Andrew Cavaghan, Chief Executive Officer of Blue Gold, commented, “We acknowledge the Court’s ruling and respect the legal process. While we are pleased to have clarity on certain interpretive matters relating to our Articles, this decision addresses only preliminary issues and does not resolve the broader dispute. Blue Gold remains committed to protecting the interests of all shareholders and maintaining orderly market conditions. We will continue to evaluate all available legal and strategic options as the case proceeds, including any appeal and/or stay of the Court’s ruling on these preliminary issues.”

Next Steps

Several substantive matters remain to be determined at trial and Blue Gold will continue to engage constructively in the ongoing proceedings while remaining focused on executing its core business strategy and delivering long-term value for shareholders.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenised form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:
Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com